Filed pursuant to Rule 433

Registration No. 333-192302

$2,700,000,000

2.650% SENIOR NOTES DUE 2020

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Trade Date:	October 19, 2015
Settlement Date:	October 26, 2015 (T+5 days)
Maturity:	October 26, 2020
Par Amount:	$2,700,000,000
Semi-Annual Coupon:	2.650% per annum
Re-offer Spread to Benchmark:	T5 + 133 basis points
Re-offer Yield:	2.674% per annum
Public Offering Price:	99.888%
Net Proceeds to Citigroup:	$2,688,201,000 (before expenses)
Interest Payment Dates:	The 26th of each April and October, beginning April 26, 2016. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Minimum	$1,000 / multiples of $1,000 in excess thereof.
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

nabSecurities, LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

$2,700,000,000

2.650% SENIOR NOTES DUE 2020

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

Academy Securities, Inc.

ANZ Securities, Inc.

BBVA Securities Inc.

Cabrera Capital Markets, LLC

Capital One Securities, Inc.

CAVU Securities, LLC

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Great Pacific Securities

Guzman & Company

The Huntington Investment Company

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Multi-Bank Securities, Inc.

National Bank of Canada Financial Inc.

Nomura Securities International, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CUSIP:	172967KB6
ISIN:	US172967KB60

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.